

October 6, 2023

Yanru Zhou
Chief Financial Officer
SUIC Worldwide Holdings Ltd.
136-20 38th Ave. Unit 3G
Flushing , NY 11354

      Re: SUIC Worldwide Holdings Ltd.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed June 30, 2023
          File No. 000-53737

Dear Yanru Zhou:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services